================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                              Jefferies Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    472319102
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010

                                 WITH A COPY TO:

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                   May 1, 2008
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

================================================================================

----------------------------------------------------------------------                ---------------------------------------------
CUSIP No. 472319102                                                         13D                          Page 2
----------------------------------------------------------------------                ---------------------------------------------
------------------------ ----------------------------------------------------------------------------------------------------------
1
                         NAME OF REPORTING PERSON:                                            Leucadia National Corporation
------------------------ ----------------------------------------------------------------------------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (a)  [X]
                                                                                                                         (b)  [ ]
------------------------ ----------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY
------------------------ ----------------------------------------------------------------------------------------------------------
4
                         SOURCE OF FUNDS:                       OO
------------------------ ----------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) OR 2(e):                                                                                        [ ]
------------------------ ----------------------------------------------------------------------------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                                New York
------------------------ ----------------------------------------------------------------------------------------------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                             26,585,310

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
                         --------- ------------------------------------------------------------------------------------------------
                         8
                                   SHARED VOTING POWER:                                           17,370,268
                         --------- ------------------------------------------------------------------------------------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                        26,585,310
                         --------- ------------------------------------------------------------------------------------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                      17,370,268
------------------------ ----------------------------------------------------------------------------------------------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:            43,955,578
------------------------ ----------------------------------------------------------------------------------------------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                       [ ]
                         SHARES:
------------------------ ----------------------------------------------------------------------------------------------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                          27.51%
------------------------ ----------------------------------------------------------------------------------------------------------
14
                         TYPE OF REPORTING PERSON:                                                        CO
------------------------ ----------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------                ---------------------------------------------
CUSIP No. 472319102                                                         13D                          Page 3
----------------------------------------------------------------------                ---------------------------------------------

------------------------ ----------------------------------------------------------------------------------------------------------
1
                         NAME OF REPORTING PERSON:                                            Phlcorp, Inc.
------------------------ ----------------------------------------------------------------------------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (a)  [X]
                                                                                                                         (b)  [ ]
------------------------ ----------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY
------------------------ ----------------------------------------------------------------------------------------------------------
4
                         SOURCE OF FUNDS:                       N/A
------------------------ ----------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) OR 2(e):                                                                                        [ ]
------------------------ ----------------------------------------------------------------------------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                                Pennsylvania
------------------------ ----------------------------------------------------------------------------------------------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                                    -0-

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
                         --------- ------------------------------------------------------------------------------------------------
                         8
                                   SHARED VOTING POWER:                                           17,370,268
                         --------- ------------------------------------------------------------------------------------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                               -0-
                         --------- ------------------------------------------------------------------------------------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                      17,370,268
------------------------ ----------------------------------------------------------------------------------------------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:            17,370,268
------------------------ ----------------------------------------------------------------------------------------------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                       [ ]
                         SHARES:
------------------------ ----------------------------------------------------------------------------------------------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                          10.87%
------------------------ ----------------------------------------------------------------------------------------------------------
14
                         TYPE OF REPORTING PERSON:                                                        CO
------------------------ ----------------------------------------------------------------------------------------------------------



----------------------------------------------------------------              -----------------------------------------------------
CUSIP No. 472319102                                                   13D                            Page 4
----------------------------------------------------------------              -----------------------------------------------------

------------------------ ----------------------------------------------------------------------------------------------------------
1
                         NAME OF REPORTING PERSON:                                            Baldwin Enterprises, Inc.
------------------------ ----------------------------------------------------------------------------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (a)  [X]
                                                                                                                         (b)  [ ]
------------------------ ----------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY
------------------------ ----------------------------------------------------------------------------------------------------------
4
                         SOURCE OF FUNDS:                       WC
------------------------ ----------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) OR 2(e):                                                                                        [ ]
------------------------ ----------------------------------------------------------------------------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                                Colorado
------------------------ ----------------------------------------------------------------------------------------------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                                    -0-

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
                         --------- ------------------------------------------------------------------------------------------------
                         8
                                   SHARED VOTING POWER:                                           17,370,268
                         --------- ------------------------------------------------------------------------------------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                               -0-
                         --------- ------------------------------------------------------------------------------------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                      17,370,268
------------------------ ----------------------------------------------------------------------------------------------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:            17,370,268
------------------------ ----------------------------------------------------------------------------------------------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                       [ ]
                         SHARES:
------------------------ ----------------------------------------------------------------------------------------------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                          10.87%
------------------------ ----------------------------------------------------------------------------------------------------------
14
                         TYPE OF REPORTING PERSON:                                                        CO
------------------------ ----------------------------------------------------------------------------------------------------------


----------------------------------------              --------------------------
CUSIP No. 472319102                          13D                       Page 5
----------------------------------------              --------------------------

         This Amendment No. 1 (this "Amendment") amends the Statement on
Schedule 13D originally filed on April 30, 2008 (the "Original Schedule") by the Reporting Persons (the Original Schedule as amended, is referred to as the "Schedule 13D") and is filed by and on behalf of the Reporting Persons with respect to the common stock, $0.0001 par value per share (the "Common Stock"), of Jefferies Group, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

                  The aggregate amount of funds used by Baldwin to purchase the additional 3,756,474 shares of Common Stock reported herein by the Reporting Persons was $74,003,117, including commissions. All purchases of these shares of Common Stock were made in open market transactions. The source of funds used in connection with such purchases is Baldwin's funds available for investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

                  As of the close of business on the date of this Statement, the Reporting Persons may be deemed to beneficially own collectively an aggregate of 43,955,578 shares of Common Stock, representing approximately 27.51% of the shares of Common Stock outstanding after giving effect to the transaction. All percentages in this Item 5 are based on 159,800,342 shares of Common Stock outstanding as of the date of this Amendment.

                  (a) The responses of the Reporting Persons to Rows (7) through
(13) of the cover pages of this Statement on Schedule 13D and the information on Schedule A hereto are incorporated herein by reference. As of the close of business on the date of this Statement, the Reporting Persons beneficially owned the following shares of Common Stock:

                       (i) Baldwin may be deemed to beneficially own an aggregate of 17,370,268 shares of Common Stock, representing approximately 10.87% of the shares of Common Stock presently outstanding.

                       (ii) By virtue of its ownership of all of the outstanding shares of Baldwin, for purposes of this Statement on Schedule 13D, Phlcorp may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

                       (iii) By virtue of its ownership of all of the outstanding shares of Phlcorp, for purposes of this Statement on Schedule 13D, Leucadia may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin. Therefor, Leucadia may be deemed to beneficially own an aggregate of 43,955,578 shares of Common Stock, representing approximately 27.51% of the shares of Common Stock outstanding as of the date of this Amendment.

                       (iv) By virtue of their ownership of Leucadia common shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Statement on Schedule

----------------------------------------              --------------------------
CUSIP No. 472319102                          13D                       Page 6
----------------------------------------              --------------------------

13D, Mr. Cumming and Mr. Steinberg may be deemed to be the beneficial owners of all of the shares of Common Stock beneficially owned by Leucadia.

                   (b) The responses of the Leucadia Reporting Persons to Rows
(7) through (10) of the cover pages of this Statement on Schedule 13D, Item 5(a) hereof and the information on Schedule A hereto are incorporated herein by reference. Leucadia may be deemed, under Rule 13d-3, to have voting and dispositive power with respect to the 43,955,578 shares of Common Stock beneficially owned by Leucadia reflected in this Statement on Schedule 13D, and Phlcorp and Baldwin may be deemed, under Rule 13d-3, to share voting and dispositive power with respect to the 17,370,268 shares of Common Stock owned by Baldwin reflected in this Statement on Schedule 13D, in each case, subject to the terms of the Standstill Agreement.

                  (c) Except as set forth in the following table or as previously reported in the Schedule 13D, the Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

------------------------------- ------------------------ --------------------- ------------------------ -----------------------
       REPORTING PERSON                  DATE                TRANSACTION              NUMBER OF             PRICE PER SHARE
                                                                                      SHARES OF               (EXCLUDING
                                                                                    COMMON STOCK              COMMISSIONS)
------------------------------- ------------------------ --------------------- ------------------------ -----------------------
Baldwin                         5/01/08                  Purchase              300,000                  $19.59
------------------------------- ------------------------ --------------------- ------------------------ -----------------------
Baldwin                         5/02/08                  Purchase              1,167,841                $19.98
------------------------------- ------------------------ --------------------- ------------------------ -----------------------
Baldwin                         5/05/08                  Purchase              685,251                  $19.93
------------------------------- ------------------------ --------------------- ------------------------ -----------------------
Baldwin                         5/06/08                  Purchase              425,000                  $20.09
------------------------------- ------------------------ --------------------- ------------------------ -----------------------
Baldwin                         5/07/08                  Purchase              700,000                  $19.41
------------------------------- ------------------------ --------------------- ------------------------ -----------------------
Baldwin                         5/08/08                  Purchase              478,382                  $18.45
------------------------------- ------------------------ --------------------- ------------------------ -----------------------



                  (d) Not applicable.

                  (e) Not applicable.

----------------------------------------              --------------------------
CUSIP No. 472319102                          13D                       Page 7
----------------------------------------              --------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 8, 2008

                                  LEUCADIA NATIONAL CORPORATION

                                  By: /s/ Joseph A. Orlando
                                      ----------------------------------------
                                      Name: Joseph A. Orlando
                                      Title: Vice President


                                  PHLCORP, INC.

                                  By: /s/ Joseph A. Orlando
                                      ----------------------------------------
                                      Name: Joseph A. Orlando
                                      Title: Vice President



                                  BALDWIN ENTERPRISES, INC.

                                  By: /s/ Joseph A. Orlando
                                      ----------------------------------------
                                      Name: Joseph A. Orlando
                                      Title: Vice President